Exhibit 99.1

ImmunoPrecise Reports Financial Results and Recent Business Highlights for First Quarter Fiscal Year 2022

The Company to host an earnings conference call via webcast on September 9, 2021, at the close of market

VICTORIA, British Columbia--(BUSINESS WIRE)--September 3, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today announced that it will host a conference call to discuss its financial results and recent business highlights for first quarter fiscal year 2022, on September 9, 2021, after the close of market. The financial results will be issued in a press release prior to the call. ImmunoPrecise management will host the conference call followed by a pre-submitted question-and-answer period. Investors interested in submitting questions ahead of the call are encouraged to email the Company’s investor relations representative.

Conference Call:

Date: September 9, 2021
Time: 4:30 p.m. Eastern time
Toll-free dial-in number: 1-877-407-3982
International dial-in number: 1-201-493-6780
Conference ID: 13722893
Webcast: http://public.viavid.com/index.php?id=146463

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://www.immunoprecise.com/investors.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com